Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE
Agrium expands Retail footprint in Argentina
July 6, 2010- ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today the completion of the acquisition of 24 retail farm centers in Argentina from DuPont Crop Protection, as well as its world-class crop protection formulation facility in Casilda, Argentina.
Annual expected revenue from the retail farm centers is about $57 million. The Casilda formulation facility provides a versatile range of herbicides, insecticides, and fungicides for the Argentina market, as well as toll manufacturing for third party companies. This brings the total number of Agrium’s retail farm centers in South America under the Agroservicios Pampeanos (ASP) name to 56 outlets.
“This acquisition is a great strategic growth opportunity for Agrium,” said Mike Wilson, Agrium President and CEO. “Not only will it solidify our current retail presence in Argentina, it will also strengthen existing strategic partnerships and allow us to better meet the needs of the local growers. This acquisition brings further diversity to our South American portfolio and is expected to allow for the expansion of our Loveland crop protection products into other South American countries. This is one more step toward reaching our growth targets for Retail, and we will continue to cultivate opportunities to acquire attractive acquisitions in key markets.”
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, the ability to successfully integrate the new assets into our existing retail business in an effective manner, general economic, market and business conditions, weather conditions, crop prices, the supply and demand and price levels for our major products, governmental and regulatory requirements and actions by Argentine governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium’s reports filed with the SEC. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com